UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:	Date examination completed:
811-21864	December 31, 2025
2. State identification Number: N/A
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

WisdomTree Trust
4. Address of principal executive office (number, street, city, state, zip code):

250 West 34th Street, 3rd Floor New York, NY 10019

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor New York, NY 10119

Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940

April 28, 2026

Cohen & Company, Ltd.

8101 East Prentice Ave., Suite 750

Greenwood Village, Colorado 80111

We, as members of management of WisdomTree Trust comprising the Funds listed in Appendix A (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Company,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2025, and for the period indicated in Appendix A.

Based on this evaluation, we assert that the Funds was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2025, and for the period indicated in Appendix A, with respect to securities reflected in the investment account of the Funds.

WisdomTree Trust

By:

/s/ David Castano
David Castano, Treasurer

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor New York, NY 10119

Appendix A
Fund Name	Examination Period
WisdomTree China ex-State-Owned Enterprises Fund	November 1, 2025 to December 31, 2025
WisdomTree Emerging Markets ex-State-Owned Enterprises Fund	November 1, 2025 to December 31, 2025
WisdomTree Emerging Markets High Dividend Fund	November 1, 2025 to December 31, 2025
WisdomTree Emerging Markets Multifactor Fund	November 1, 2025 to December 31, 2025
WisdomTree Emerging Markets Quality Dividend Growth Fund	November 1, 2025 to December 31, 2025
WisdomTree Emerging Markets SmallCap Dividend Fund	November 1, 2025 to December 31, 2025
WisdomTree Global ex-U.S. Quality Growth Fund	November 1, 2025 to December 31, 2025
WisdomTree Global High Dividend Fund	November 1, 2025 to December 31, 2025
WisdomTree India Earnings Fund	November 1, 2025 to December 31, 2025
WisdomTree India Hedged Equity Fund	November 1, 2025 to December 31, 2025
WisdomTree New Economy Real Estate Fund	November 1, 2025 to December 31, 2025
WisdomTree Europe Hedged Equity Fund	November 1, 2025 to December 31, 2025
WisdomTree European Opportunities Fund	November 1, 2025 to December 31, 2025
WisdomTree Europe Quality Dividend Growth Fund	November 1, 2025 to December 31, 2025
WisdomTree Europe SmallCap Dividend Fund	November 1, 2025 to December 31, 2025
WisdomTree International Equity Fund	November 1, 2025 to December 31, 2025
WisdomTree International Hedged Quality Dividend Growth Fund	November 1, 2025 to December 31, 2025
WisdomTree International High Dividend Fund	November 1, 2025 to December 31, 2025
WisdomTree True Developed International Fund	November 1, 2025 to December 31, 2025
WisdomTree International MidCap Dividend Fund	November 1, 2025 to December 31, 2025
WisdomTree International Multifactor Fund	November 1, 2025 to December 31, 2025
WisdomTree International Quality Dividend Growth Fund	November 1, 2025 to December 31, 2025
WisdomTree International SmallCap Dividend Fund	November 1, 2025 to December 31, 2025
WisdomTree Japan Hedged Equity Fund	November 1, 2025 to December 31, 2025
WisdomTree Japan Opportunities Fund	November 1, 2025 to December 31, 2025
WisdomTree Japan SmallCap Dividend Fund	November 1, 2025 to December 31, 2025
WisdomTree U.S. High Dividend Fund	November 1, 2025 to December 31, 2025
WisdomTree U.S. LargeCap Fund	November 1, 2025 to December 31, 2025
WisdomTree U.S. LargeCap Dividend Fund	November 1, 2025 to December 31, 2025
WisdomTree U.S. MidCap Fund	November 1, 2025 to December 31, 2025
WisdomTree U.S. MidCap Dividend Fund	November 1, 2025 to December 31, 2025

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor New York, NY 10119

Appendix A
Fund Name	Examination Period
WisdomTree U.S. MidCap Quality Growth Fund	November 1, 2025 to December 31, 2025
WisdomTree U.S. Multifactor Fund	November 1, 2025 to December 31, 2025
WisdomTree U.S. Quality Dividend Growth Fund	November 1, 2025 to December 31, 2025
WisdomTree U.S. Quality Growth Fund	November 1, 2025 to December 31, 2025
WisdomTree U.S. SmallCap Fund	November 1, 2025 to December 31, 2025
WisdomTree U.S. SmallCap Dividend Fund	November 1, 2025 to December 31, 2025
WisdomTree U.S. SmallCap Quality Dividend Growth Fund	November 1, 2025 to December 31, 2025
WisdomTree U.S. SmallCap Quality Growth Fund	November 1, 2025 to December 31, 2025
WisdomTree U.S. Total Dividend Fund	November 1, 2025 to December 31, 2025
WisdomTree U.S. Value Fund	November 1, 2025 to December 31, 2025
WisdomTree GeoAlpha Opportunities Fund	November 1, 2025 to December 31, 2025
WisdomTree Europe Defense Fund	November 1, 2025 to December 31, 2025
WisdomTree Global Defense Fund	November 1, 2025 to December 31, 2025
WisdomTree Asia Defense Fund	November 1, 2025 to December 31, 2025

Report of Independent Public Accountants

To the Board of Trustees of
WisdomTree Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that WisdomTree Trust comprising the Funds listed in Appendix A (the “Funds”), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the “Act”) (the “specified requirements”) as of December 31, 2025. WisdomTree Trust’s management is responsible for its assertion. Our responsibility is to express an opinion on management's assertion about the Funds’ compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the AICPA. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements relating to the engagement.

Included among our procedures were the following tests performed as of December 31, 2025, and with respect to agreement of security purchases and sales, for the period indicated in Appendix A:

•	Confirmation of all securities held by institutions in book entry form at The Depository Trust Company, The Federal Reserve Bank of Kansas City, various other sub-custodians, and The Bank of New York Mellon (the “Custodian”) without prior notice to management

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents

•	Reconciliation of all such securities to the books and records of the Funds and the Custodian

•	Review of the reconciliation procedures performed by the Custodian at an omnibus level between the Depository Trust Company and the books and records of the Custodian

•	Agreement of 30 security purchases and 30 security sales for the Funds for the period indicated in Appendix A from the books and records of the Funds to broker confirmations

Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management's assertion that WisdomTree Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2025, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of WisdomTree Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

COHEN & COMPANY, LTD.

Greenwood Village, Colorado

April 28, 2026

Appendix A
Fund Name	Examination Period
WisdomTree China ex-State-Owned Enterprises Fund	November 1, 2025 to December 31, 2025
WisdomTree Emerging Markets ex-State-Owned Enterprises Fund	November 1, 2025 to December 31, 2025
WisdomTree Emerging Markets High Dividend Fund	November 1, 2025 to December 31, 2025
WisdomTree Emerging Markets Multifactor Fund	November 1, 2025 to December 31, 2025
WisdomTree Emerging Markets Quality Dividend Growth Fund	November 1, 2025 to December 31, 2025
WisdomTree Emerging Markets SmallCap Dividend Fund	November 1, 2025 to December 31, 2025
WisdomTree Global ex-U.S. Quality Growth Fund	November 1, 2025 to December 31, 2025
WisdomTree Global High Dividend Fund	November 1, 2025 to December 31, 2025
WisdomTree India Earnings Fund	November 1, 2025 to December 31, 2025
WisdomTree India Hedged Equity Fund	November 1, 2025 to December 31, 2025
WisdomTree New Economy Real Estate Fund	November 1, 2025 to December 31, 2025
WisdomTree Europe Hedged Equity Fund	November 1, 2025 to December 31, 2025
WisdomTree European Opportunities Fund	November 1, 2025 to December 31, 2025
WisdomTree Europe Quality Dividend Growth Fund	November 1, 2025 to December 31, 2025
WisdomTree Europe SmallCap Dividend Fund	November 1, 2025 to December 31, 2025
WisdomTree International Equity Fund	November 1, 2025 to December 31, 2025
WisdomTree International Hedged Quality Dividend Growth Fund	November 1, 2025 to December 31, 2025
WisdomTree International High Dividend Fund	November 1, 2025 to December 31, 2025
WisdomTree True Developed International Fund	November 1, 2025 to December 31, 2025
WisdomTree International MidCap Dividend Fund	November 1, 2025 to December 31, 2025
WisdomTree International Multifactor Fund	November 1, 2025 to December 31, 2025
WisdomTree International Quality Dividend Growth Fund	November 1, 2025 to December 31, 2025
WisdomTree International SmallCap Dividend Fund	November 1, 2025 to December 31, 2025
WisdomTree Japan Hedged Equity Fund	November 1, 2025 to December 31, 2025
WisdomTree Japan Opportunities Fund	November 1, 2025 to December 31, 2025
WisdomTree Japan SmallCap Dividend Fund	November 1, 2025 to December 31, 2025
WisdomTree U.S. High Dividend Fund	November 1, 2025 to December 31, 2025
WisdomTree U.S. LargeCap Fund	November 1, 2025 to December 31, 2025
WisdomTree U.S. LargeCap Dividend Fund	November 1, 2025 to December 31, 2025
WisdomTree U.S. MidCap Fund	November 1, 2025 to December 31, 2025
WisdomTree U.S. MidCap Dividend Fund	November 1, 2025 to December 31, 2025

Appendix A
Fund Name	Examination Period
WisdomTree U.S. MidCap Quality Growth Fund	November 1, 2025 to December 31, 2025
WisdomTree U.S. Multifactor Fund	November 1, 2025 to December 31, 2025
WisdomTree U.S. Quality Dividend Growth Fund	November 1, 2025 to December 31, 2025
WisdomTree U.S. Quality Growth Fund	November 1, 2025 to December 31, 2025
WisdomTree U.S. SmallCap Fund	November 1, 2025 to December 31, 2025
WisdomTree U.S. SmallCap Dividend Fund	November 1, 2025 to December 31, 2025
WisdomTree U.S. SmallCap Quality Dividend Growth Fund	November 1, 2025 to December 31, 2025
WisdomTree U.S. SmallCap Quality Growth Fund	November 1, 2025 to December 31, 2025
WisdomTree U.S. Total Dividend Fund	November 1, 2025 to December 31, 2025
WisdomTree U.S. Value Fund	November 1, 2025 to December 31, 2025
WisdomTree GeoAlpha Opportunities Fund	November 1, 2025 to December 31, 2025
WisdomTree Europe Defense Fund	November 1, 2025 to December 31, 2025
WisdomTree Global Defense Fund	November 1, 2025 to December 31, 2025
WisdomTree Asia Defense Fund	November 1, 2025 to December 31, 2025